EXHIBIT 1

August 14, 2003

FOR IMMEDIATE RELEASE

TSX:	ERF.UN
NYSE:	ERF

ENERPLUS ANNOUNCES SECOND QUARTER RESULTS

Enerplus Resources Fund is pleased to announce the results for the second quarter of 2003:

HIGHLIGHTS:

•                  Enerplus distributed $1.11 per unit during the second quarter of 2003, a 4% increase over distributions paid during the first quarter of this year, and a 32% increase over the same period in 2002.

•                  Average daily production volumes averaged 70,622 BOE/day during the second quarter, a historical high for Enerplus, as a result of successful acquisitions and development activity.

•                  The Fund’s year-to-date payout ratio represents 68% of total funds flow generated, before the costs associated with the management internalization, or 85% of funds flow including the costs of internalization.

•                  Successful development drilling activity during the quarter resulted in 150 gross wells drilled with a 99% success rate.

•                  Enerplus divested of over $32 million non-core assets during the three months ended June 30, 2003.

•                  The management internalization transaction was approved by Unitholders at the April 23, 2003 Annual General and Special Meeting.

The combination of record production levels and high commodity prices has yielded positive results for the Fund during the second quarter of 2003. Natural gas prices continue to be strong as questions remain as to whether fall storage levels will be sufficient to meet demand in the coming winter months. In addition, crude oil prices remain high as instability in the Middle East continues to restrict production from the area.

Through our successful acquisition and development activities, Enerplus achieved a new milestone in oil and natural gas production, averaging a record 70,622 BOE/day during the quarter. This achievement combined with continued strong commodity prices through the quarter, resulted in actual cash distributions paid to Unitholders increasing from $1.07 per unit in the first quarter of 2003, to $1.11 per unit in the second quarter.

The percentage of total funds flow from operations before internalization costs paid to Unitholders, or “payout ratio”, during the first half of 2003 was 68%. Even after deducting the costs of the internalization, the payout ratio represented 85% of funds flow with 15% of funds flow used to repay bank indebtedness incurred in respect of our development and acquisition programs.

Operationally, the Fund continued with its development activity, spending $35.8 million ($72.1 million year-to-date) on value creation activities, in line with our 2003 forecasted capital program of $155 million.  Given the high industry activity and our own internal portfolio opportunities, we may see increased investment above these levels if commodity prices remain strong. Second quarter drilling activity resulted in 150 gross development wells (97.6 net) drilled with a 99% success rate. The majority of this drilling activity was focused in our shallow natural gas properties of southern Alberta.

As we move into the second half of 2003, Enerplus remains well positioned to capture acquisition opportunities. We have maintained our discipline in the context of a competitive property market fueled by strong commodity prices, an increasing number of entrants into the trust sector and the re-emergence of acquisition-oriented juniors. In July, the Fund completed an offering of 4.9 million trust units for net proceeds of $143 million, further strengthening our balance sheet and providing a competitive edge within the acquisition marketplace. We continue to evaluate all opportunities with a focus on proactive transactions where we have a view to value creation.

SELECTED FINANCIAL AND OPERATING RESULTS

For the six months ended June 30,	2003	2002

Average Daily Production
Natural gas (Mcf/day)	238,256	207,519
Crude oil (bbls/day)	25,005	22,892
NGLs (bbls/day)	4,549	4,403
Total (BOE/day) (6:1)	69,263	61,882
% Natural gas	57%	56%
Reserve life index (years) (1)	13.8	14.0

Average Selling Price Pre-Hedging
Natural gas (per Mcf)	$7.18	$3.48
Crude oil (per bbl)	39.00	31.74
NGLs (per bbl)	34.05	21.75

Netback per BOE
Oil & Gas Sales Before Hedging	41.05	$24.92
Proceeds (cost) of Hedging	(2.62)	(0.18)
Royalties, net of ARTC	(8.36)	(5.32)
Operating Costs	(6.10)	(5.46)
Operating Netback	23.97	13.96
General and Administrative	(0.92)	(0.60)
Management Fees	(0.24)	(0.57)
Interest	(0.86)	(0.64)
Taxes	(0.24)	(0.24)
Funds Flow from Operations (prior to Management Internalization) (2)	21.71	11.91
Internalization of Management Contract	(4.39)	—
Funds Flow from Operations (2)	17.32	11.91

Financial (000’s)
Net Income	$149,834	$35,418
Funds Flow from Operations (prior to Management Internalization)(2)	269,532	131,347
Internalization of Management Contract	(55,100)	—
Funds Flow from Operations (2)	214,432	131,347
Cash Distributed	183,222	106,053
Cash Withheld for Debt Repayment	31,210	29,999
Debt Outstanding	506,206	440,809
Development Capital Spending	72,719	54,924
Acquisitions	190,443	22,910
Divestments	44,964	2,138

Financial per Unit
Net Income	$1.80	$0.51
Funds Flow from Operations (prior to Management Internalization)(2)	3.24	1.89
Internalization of Management Contract	(0.66)	—
Funds Flow from Operations (2)	2.58	1.89
Cash Distributed (3)	2.18	1.52
Cash Withheld for Debt Repayment	0.37	0.43

Debt/Trailing 12 Month Funds Flow Ratio(2)	1.4	x	1.5	x

(1) As at December 31, 2002

(2) See discussion in the Management’s Discussion and Analysis

(3) Calculated based on distributions paid or payable each month relating to the period

TRUST UNIT TRADING SUMMARY	TSX ERF.un – (CDN$)	NYSE ERF – (US$)

High	$34.10	$25.16
Low	$27.07	$18.44
Close	$31.28	$23.24

2003 CASH DISTRIBUTIONS PER TRUST UNIT

Production Month	Payment Month	CDN$	US$

First Quarter Total		$1.07	$0.75
April	June	$0.37	$0.27
May	July	0.37	0.26
June	August	0.37	0.27	*
Second Quarter total		$1.11	$0.80
Year To Date Total		$2.18	$1.55

* Calculated using an exchange rate of 1.3844 as of August 12, 2003

OPERATIONS ACTIVITY

Better than expected capital development and optimization efforts has resulted in the Fund’s second quarter production averaging 70,622 BOE/day, putting Enerplus on track to achieve its expected annual average production target of 68,900 BOE/day, even after closing divestments of approximately 1,350 BOE/day in the quarter.  Third quarter production volumes are expected to be down slightly from the second quarter as a result of scheduled maintenance and the referenced divestments. However, Enerplus anticipates that its development program will result in continued production increases in the fourth quarter with an exit rate in excess of 70,000 BOE/day, without further acquisitions or divestments.

Operating costs averaged $6.34/BOE during the second quarter, 8% above the Fund’s target of $5.85/BOE. This increase is due to greater than expected prior period charges on our non-operated properties and increasing power, labour and lease rental costs on our operated properties which outpaced our on-going efforts to reduce operating costs. As a result of these increases, we are currently anticipating operating costs to approximate second quarter levels for the remainder of the year.

DRILLING ACTIVITY

The Fund continued to pursue an active, low-risk development program during the second quarter. Despite a late start to our second quarter drilling program due to an extended spring break up season, Enerplus participated in 102 gross operated wells and 48 gross non-operated wells for a total of 150 gross wells (97.6 net) drilled with a 99% success rate. The majority of this drilling activity was directed at natural gas-oriented projects in our operated shallow gas areas and joint interest natural gas projects with a significant portion of the expected build up anticipated in the third quarter.  Enerplus is on track to participate in approximately 300 net wells during 2003, primarily in our shallow gas areas.

Second Quarter Drilling Activity

	Crude Oil Wells		Natural Gas Wells		Dry & Abandoned Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Operated	5.0	4.6	97.0	90.6	0.0	0.0	102.0	95.2
Non-Operated	14.0	1.1	32.0	0.9	2.0	0.4	48.0	2.4
Total	19.0	5.7	129.0	91.5	2.0	0.4	150.0	97.6

Year To Date Total	28.0	14.3	167.0	101.1	7.0	2.0	202.0	117.4

Second Quarter Success Rate:  99%

Success Rate To Date:  98%

VALUE CREATION ON EXISTING ASSETS

Southern Business Unit

Our active shallow gas drilling program continued in the Southern Business Unit with 92 wells drilled in the second quarter in the Fox Valley, Hanna and Medicine Hat properties.  Overall, the Fund plans to drill approximately 250 gross operated wells in these shallow gas areas during 2003, with an expected initial production increase of 13.8 MMcf/day net to Enerplus.  This includes testing increased drilling density in several areas that could add substantial new drilling inventory and reserves over time if successful. A total of $10.7 million was spent on development projects during the quarter that will add approximately 1,300 BOE/day to the Fund late in the third quarter.

Eastern Business Unit

The Eastern Business Unit continues to pursue ongoing waterflood optimization efforts which are driving higher than anticipated production levels within all the major waterflood fields. We continue to pursue a number of new shallow gas opportunities that are showing encouraging early results with the potential to enhance the opportunity portfolio within the area and add incremental reserves. A total of $7.2 million was invested during the quarter on development projects that is expected to bring on a total of 450 BOE/day.

Central Business Unit

The focus within the Central Business Unit is on optimization efforts to reduce costs and increase production and recovery within the existing fields and to identify and exploit new shallow gas opportunities in the area. Three new shallow gas plays have been identified and are currently being developed with results expected later this year. A total of $2.7 million was spent during the quarter on development projects that are expected to bring on approximately 400 BOE/day.

Northern Business Unit

The Northern Business Unit had an active second quarter pursuing optimization opportunities in an effort to reduce downtime and increase production.  At Progress, work began on our solution gas gathering system in an effort to lower gathering system pressures as well as mitigate third party processing issues. Successful drilling activity was completed on two wells at Progress and two wells at Valhalla that will optimize the oil recovery from the Progress Boundary Lake zone waterflood and enhance the oil and natural gas production from the Halfway zone at Valhalla. In total, $3.1 million of capital was invested in the second quarter on drilling and compression projects which is anticipated to bring an additional 400 BOE/day on stream in the third quarter.

Joint Venture Business Unit (non-operated)

Joint Venture activity continued to be robust throughout the quarter given the strong commodity prices with approximately $10 million spent on development projects. High impact development opportunities acquired through the PCC acquisition were successfully drilled in the Blackstone, Basing and Shaw areas.  The natural gas production from these wells will be placed on stream in the latter half of the year.  At Hayter, a seven well horizontal infill program was initiated to enhance oil production and recovery from this reservoir and will come on stream early in the third quarter. Enerplus expects to bring on in excess of 1,000 BOE/day of new production over the next quarter as a result of these activities.

Portfolio Management through Acquisitions and Divestments

Enerplus continued to execute the previously announced non-core divestment program during the quarter. Through a series of transactions, the Fund sold $32.6 million of non-core properties with associated production of approximately 1,350 BOE/day and established reserves of approximately 3.0 MMBOE.  These transactions represent attractive metrics of $11.13/BOE and $24,741/BOE/day respectively, particularly given the properties’ established reserve life index of less than 6 years.  We will continue to high grade our property portfolio by monetizing smaller interest, non-core properties.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following discussion and analysis of the financial results of Enerplus Resources Fund (“Enerplus” or the “Fund”) should be read in conjunction with:

•                  the MD&A and Audited Consolidated Financial Statements as at and for the years ended December 31, 2002 and 2001; and

•                  the Unaudited Interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2003 and 2002.

All amounts are stated in Canadian dollars unless otherwise specified. Where applicable, natural gas has been converted to barrels of oil equivalent (“BOE”) based on 6 Mcf:1 BOE. In accordance with Canadian practice, production volumes, reserve volumes and revenues are reported on a gross basis (before crown, freehold and other royalties) unless otherwise indicated.

Throughout the MD&A, Management uses funds flow from operations (“funds flow”) to analyze operating performance and leverage.  Funds flow as presented does not have any standardized meaning as prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable with the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating cash flows or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to funds flow throughout this report are based on cash flow from operating activities before changes in non-cash working capital.

RESULTS OF OPERATIONS

Production

Daily production averaged 70,622 BOE/day during the three months ended June 30, 2003, representing a 15% increase over production volumes of 61,146 BOE/day for the same period in 2002. The increase in production is primarily attributable to the acquisitions of Celsius Energy Resources Ltd., which closed in the fourth quarter of 2002 and PCC Energy Inc. and PCC Energy Corp. (collectively, “PCC”), which closed on March 5, 2003.

Year-to-date daily production was 69,263 BOE/day for 2003, or 12% greater than 61,882 BOE/day for the six months ended June 30, 2002.  The increase is primarily due to the Fund’s corporate acquisitions combined with additional production from development drilling programs.

During the second quarter the Fund divested $32.6 million of non-core properties. Despite the sale of approximately 1,350 BOE/day related to divestments, the Fund’s average annual production target for 2003 remains unchanged at 68,900 BOE/day.  Higher than anticipated production gains from development drilling are expected to offset the production sold through divestments.

	Three Months Ended June 30,				Percent	Six Months Ended June 30,				Percent
	2003	%	2002	%	Change	2003	%	2002	%	Change
Daily Production Volumes
Natural gas (Mcf/day)	243,540	57	203,370	56	20	238,256	57	207,519	56	15
Crude oil (bbls/day)	25,506	36	22,820	37	12	25,005	36	22,892	37	9
Natural gas liquids (bbls/day)	4,526	7	4,431	7	2	4,549	7	4,403	7	3

Total daily sales (BOE/day)	70,622	100	61,146	100	15	69,263	100	61,882	100	12

Pricing and Price Risk Management

The Fund realized a 61% increase in the average price (before hedging) received on natural gas from $3.93/Mcf for the three months ended June 30, 2002 to $6.32/Mcf in 2003. In comparison, during the same period, the AECO monthly index price for natural gas increased 58% and the NYMEX price increased 63%, which correlates with the Funds’ realized price as approximately 46% of sales are sold at the spot price.  For year-to-date June 2003, the Fund received an average price of $7.18/Mcf for its natural gas, 106% higher than the average price received in 2002.  Similarly, for the corresponding period, the AECO monthly index price increased 92% and the NYMEX price increased 110%.

The average price that Enerplus received for its crude oil (before hedging) decreased 2% from CDN$35.18/bbl for the second quarter of 2002 to CDN$34.59/bbl for the same period in 2003. This compares to a 1% decrease in the price of benchmark West Texas Intermediate (WTI) crude oil after adjusting for the change in the US$ exchange rate.  For the six months ended June 30, 2003, the Fund received an average price of $39.00/bbl for crude oil which was 23% higher than $31.74/bbl received in 2002. This compares to a 21% increase in the price WTI crude oil after adjusting for the US$ exchange rate.

The Canadian dollar exchange rate strengthened by 11% against the U.S. dollar in the second quarter and 8% year-to-date.  As Enerplus’ crude oil sales and a portion of its natural gas sales are priced in relation to U.S. dollar reference prices, the strengthening Canadian dollar has reduced Enerplus’ sale proceeds and dampened the effects of an otherwise strong WTI US$ crude oil market.

The realized prices for natural gas liquids (“NGLs”) increased 26% from $25.28/bbl for the second quarter of 2002 to average $31.76/bbl for the second quarter of 2003, and increased 57% from $21.75/bbl for year-to-date June 30, 2002 to $34.05/bbl in 2003. Generally, these prices tend to be influenced by the corresponding prices for natural gas.

	Three Months Ended June 30,		Percent	Six Months Ended June 30,		Percent

2003

2002

Change

2003

2002

Change

Average Selling Price
Natural gas (per Mcf)	$6.32	$3.93	61	$7.18	$3.48	106
Crude oil (per bbl)	$34.59	$35.18	(2)	$39.00	$31.74	23
Natural gas liquids (per bbl)	$31.76	$25.28	26	$34.05	$21.75	57
Per BOE	$36.33	$27.98	30	$41.05	$24.92	65

	Three Months Ended June 30,		Percent	Six Months Ended June 30,		Percent
	2003	2002	Change	2003	2002	Change
Average Benchmark Pricing

AECO (30 day) natural gas (per Mcf)	$7.00	$4.43	58	$7.46	$3.89	92
NYMEX natural gas (US$ per Mcf)	$5.49	$3.37	63	$6.04	$2.88	110
WTI crude oil (US$ per bbl)	$28.91	$26.25	10	$31.39	$23.95	31
CDN$/US$ exchange rate	$0.7159	$0.6436	11	$0.6893	$0.6354	8

Enerplus has continued to implement hedging transactions in accordance with its commodity price risk management program during the second quarter. The program is intended to provide a measure of stability to the Fund’s cash distributions as well as ensure Enerplus realizes positive economic returns from its capital development and acquisition activities.  Enerplus’ commodity price risk management program is described in detail in Note 7 to the unaudited interim consolidated financial statements. Enerplus has physical and financial contracts in place for the following production volumes:

	Contracted	% of estimated gas production		Contracted	% of estimated oil production
Physical & Financial	Gas volumes (MMcf/day)	Gross	Net of royalties	oil volumes (bbls/day)	Gross	Net of royalties
Remainder of 2003	100.6	42	53	12,000	48	60
First half of 2004	70.3	30	37	9,900	40	49
Second half of 2004	50.0	21	26	7,900	32	39

For the three months ended June 30, 2003, Enerplus realized a hedging cost of $8.1 million on natural gas and $0.8 million on crude oil as the market price for crude oil and natural gas exceeded the Fund’s hedged price ceilings during the quarter.  For the comparable period in 2002, Enerplus realized a $1.6 million hedging cost on natural gas and $0.5 million on crude oil.

For the first six months ended June 30, 2003, the Fund realized a hedging cost of $24.4 million on natural gas and $8.5 million on crude oil compared to a $1.3 million hedging cost on natural gas and $0.7 million on crude oil for the same period in 2002 as commodity market prices were greater than the Fund’s hedged price ceilings.

The mark-to-market value of Enerplus’ forward commodity price contracts at June 30, 2003 represented an unrealized cost of $30.4 million for natural gas and $9.6 million for crude oil.  In other words, if Enerplus were to choose to settle its forward commodity price contracts at June 30, 2003 with reference to the forward market at that time, it would have to make a payment of approximately $40.0 million. The mark-to-market cost increased from December 31, 2002 because the forward prices for crude oil and natural gas had strengthened by June 30, 2003. Whether or not actual hedging costs or gains are realized will depend on actual reference prices realized during the applicable price contract periods.

OIL AND GAS SALES

Crude oil and natural gas revenues were $224.5 million for the three months ended and $481.7 million for the six months ended June 30, 2003, which was 46% and 74% higher than the $153.6 million and $277.1 million reported for the same periods respectively in 2002.  The increases were due to higher crude oil and natural gas prices and production volumes, which were offset in part by increased hedging costs.

ANALYSIS OF SALES REVENUES ($ millions)

	Crude Oil	NGLs	Natural Gas	Total
Quarter ended June 30, 2002	$72.5	$10.2	$70.9	$153.6

Price variance	(1.4)	2.7	53.2	54.5
Volume variance	8.6	0.2	14.4	23.2
Hedging cost variance	(0.3)	—	(6.5)	(6.8)

Quarter ended June 30, 2003	$79.4	$13.1	$132.0	$224.5

	Crude Oil	NGLs	Natural Gas	Total
Year-to-date June 30, 2002	$130.8	$17.3	$129.0	$277.1

Price variance	32.9	10.1	160.3	203.3
Volume variance	12.1	0.6	19.4	32.1
Hedging cost variance	(7.8)	—	(23.0)	(30.8)

Year-to-date June 30, 2003	$168.0	$28.0	$285.7	$481.7

Royalties

Royalties increased from $33.1 million or 21% of oil and gas sales for the three months ended June 30, 2002 to $46.9 million or 21% of oil and gas sales for the three months ended June 30, 2003.  Year-to-date royalties were $59.5 million or 21% of oil and gas sales for 2002 compared to $104.7 million and 22% for 2003.  The increase in royalties is due to the increase in production volumes and commodity prices.

Operating Expenses

Operating expenses totaled $40.7 million or $6.34/BOE for the three months ended June 30, 2003 compared to $30.9 million or $5.54/BOE for the same period in 2002.  For the six months ended June 30, 2003, operating costs were $76.5 million or $6.10/BOE compared to $61.2 million or $5.46/BOE in 2002.

The increase in operating costs is primarily due to greater than expected prior year charges on partner operated properties as a result of facility equalizations recorded during the month of June.  Also, rising operating expenses related to utilities, labour, and lease rentals continue to outpace the Fund’s cost reduction initiatives. Given the cost increases realized to date, Enerplus expects operating costs per BOE for the balance of 2003 to remain relatively consistent with those experienced  during the second quarter.

General and Administrative Expenses

General and administrative (“G&A”) expenses were $5.5 million or $0.86/BOE for the three months ended June 30, 2003 compared to $3.4 million or $0.60/BOE for the same period in 2002.  G&A expenses totaled $11.5 million or $0.92/BOE compared to $6.7 million or $0.60/ BOE for the six-month period in 2002. The accrual of certain annual costs on a quarterly basis throughout the year that had typically been expensed when incurred along with the hiring and severance costs related to organizational restructuring contributed to higher G&A costs during the first half of 2003 compared to the same period in 2002.

Enerplus expects G&A costs to average approximately $0.95/BOE for the remainder of the year as El Paso Corporation (“El Paso”) no longer contributes to a portion of staff compensation, lease costs and other general and administrative costs as a result of the internalization of management.

Pursuant to the full cost accounting guideline, Enerplus capitalized $2.7 million and $5.6 million or 25% of gross G&A costs for the three and six months ended June 30, 2003 compared to $2.0 million and $4.1 million for the comparable periods in 2002. The majority of these capitalized costs represent compensation costs for staff involved in the Fund’s development and acquisition activities.

Management Fees and Internalization Expense

On April 23, 2003, following the receipt of unitholder approval, Enerplus completed the purchase of Enerplus Global Energy Management Company (“EGEM”), owner of the Enerplus management contract, from an indirect subsidiary of El Paso, thereby eliminating all external management fees effective April 23, 2003. Under the terms of the transaction, El Paso agreed to fix the management fees for the period January 1, 2003 to April 23, 2003 at an amount of $3.2 million.  The amount recorded as management fee expense was adjusted to reflect the amortization of the note payable to EGEM as more fully described in Note 3 to the interim unaudited consolidated financial statements.

For the three months ended June 30, 2003, management fees were $0.6 million compared to $4.7 million at June 30, 2002.  For the six months ended June 30, 2003, management fees were $3.0 million or $0.24/BOE compared to $6.4 million or $0.57/BOE at June 30, 2002. Lower management fees for the first half of 2003 are due to the fixed fee negotiated as part of the internalization transaction described above.  Had the fixed fee not been negotiated as part of the internalization transaction, given the performance of the Fund, Enerplus would have accrued management fees of $3.8 million and $10.6 million for the three and six months ended June 30, 2003 respectively.   As of April 23, 2003, all management fees have been eliminated.

Enerplus has expensed all of the costs associated with the management internalization contract totaling $55.1 million during the second quarter of 2003.  This treatment is in accordance with Emerging Issues Committee abstract 138, Internalization of the Management Function in Royalty and Income Trusts, issued by the Canadian Institute of Chartered Accountants.

Interest Expense

Interest expense for the three and six months ended June 30, 2003 increased to $6.0 million and $10.7 million respectively, compared to $4.0 million and $7.2 million for the corresponding periods in 2002, as a result of higher average debt outstanding combined with higher average interest rates paid by the Fund during the first half of 2003. Canadian prime interest rates have increased approximately 25 basis points to 4.75% from 2002 and are expected to remain in this range throughout the remainder of 2003.

As at June 30, 2003, with respect to its total long term debt of $506.2 million, Enerplus paid floating rates with respect to $147.9 million in bank debt and $268.3 million in senior unsecured debentures.  The remaining $90.0 million in bank debt was fixed through interest rate swaps at rates between 3.74% and 5.96%. During the second quarter, in an effort to maintain a portion of debt at fixed interest rates, Enerplus extended the term of its three-year fixed interest rate swaps on $75.0 million of debt for an additional year.  The fixed rate positions are described in Note 7 to the unaudited interim consolidated financial statements.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization (“DD&A”) was $59.6 million or $9.27/BOE for the three months ended June 30, 2003 compared to $51.8 million or $9.31/BOE for the same period in 2002. DD&A increased to $115.9 million or $9.25/BOE for the six months ended June 30, 2003 from $106.3 million or $9.48/BOE for the same period in 2002.  Higher production volumes during the quarter have increased the total amount of DD&A expense, while the increase in the overall depletable proven reserves has decreased the rate of DD&A per BOE.

Taxes

Future income taxes arise from differences between the accounting and tax bases of the operating companies’ assets and liabilities. In the Fund’s structure, payments are made between the operating companies and the Fund transferring both income and future income tax liability to the unitholders.

For the three months ended June 30, 2003, a future income tax recovery of $46.3 million was recorded in income as compared to a recovery of $1.7 million for the same period in 2002.  For the six months ended June 30, 2003, a future income tax recovery of $48.6 million was recorded in income compared to a recovery of $8.2 million for the same period in 2002. Recent changes, substantively enacted as of June 30, 2003, to decrease income tax rates from 28% to 21% by the year 2007, and also provide for the deduction of crown royalties and the elimination of the deduction for resource allowance were implemented resulting in a future tax recovery of $35.8 million included with earnings during the second quarter.

Netbacks

	For the three months Ended June 30,		For the six months Ended June 30,
per BOE of production (6:1)	2003	2002	2003	2002

Production per day	70,622	61,146	69,263	61,882

Weighted average price (net of hedging)	$34.93	$27.60	$38.43	$24.74
Royalties, net of ARTC	(7.32)	(5.94)	(8.36)	(5.32)
Operating costs	(6.34)	(5.54)	(6.10)	(5.46)
Operating netback	$21.27	$16.12	$23.97	$13.96
General and administrative	(0.86)	(0.60)	(0.92)	(0.60)
Management fees	(0.10)	(0.84)	(0.24)	(0.57)
Internalization of management contract	(8.57)	—	(4.39)	—
Interest expense	(0.93)	(0.72)	(0.86)	(0.64)
Capital taxes	(0.18)	(0.27)	(0.24)	(0.24)
Total cash netback per BOE after the effects of the internalization of the management contract	$10.63	$13.69	$17.32	$11.91

Total cash netback per BOE before the effects of the internalization of the management contract	$19.20	$13.69	$21.71	$11.91

Net Income and Funds Flow From Operations

Net income for the three months ended June 30, 2003 was $110.1 million or $1.32 per trust unit, before considering the effects of the management internalization costs and $55.0 million or $0.66 per trust unit after the effects of the management internalization.  This compares to $26.1 million or $0.37 per trust unit in 2002 when there were no management internalization costs.  Net income for the six months ended June 30, 2003 was $204.9 million or $2.46 per trust unit before the effects of the management internalization and $149.8 million or $1.80 per trust unit after the effects of the management internalization.  Net income for the same period in 2002 was $35.4 million or $0.51 per trust unit.

The increase in net income for the three and six months ended June 30, 2003 is due to higher production volumes and more favorable commodity pricing in comparison to the same periods in 2002.  One-time management internalization costs of $55.1 million during the second quarter resulted in net income being lower than would otherwise be realized by the improved oil and natural gas prices.  However, the management internalization costs were partially offset by a $46.3 million future tax recovery, which was primarily a result of tax rate reductions as discussed above.

Funds flow from operations was $122.2 million or $1.46 per trust unit for the three months ended June 30, 2003 and $269.5 million or $3.24 per trust unit for the six months ended June 30, 2003 before considering the effects of the management internalization.  After considering the effects of the management internalization, funds flow from operations was $67.1 million or $0.80 per trust unit for the three months ended June 30, 2003 and $214.4 or $2.58 per trust unit for the six months ended June 30, 2003.  This compares to $75.2 million or $1.08 per trust unit and $131.3 million or $1.89 per trust unit for the three and six months ended June 30, 2002 respectively.

Funds flow from operations prior to the effects of the management internalization were higher for the three and six months ended June 30, 2003 compared to corresponding periods in 2002, reflecting the higher production volumes and more favourable commodity pricing realized during the first half of 2003.

Cash Available for Distribution

Enerplus makes monthly cash distributions based on net cash flow from its crude oil and natural gas operations.  A portion of this cash flow is withheld to repay bank indebtedness incurred with respect to acquisitions and ongoing capital spending.

For the three months ended June 30, 2003, Enerplus generated $122.2 million in funds flow from operations, excluding the one-time management internalization costs. Of this amount, $94.1 million ($1.11 per trust unit) was paid to unitholders, representing 77% of funds flow prior to the costs related to the internalization of management.

For the six months ended June 30, 2003, Enerplus generated $269.5 million in funds flow from operations excluding the costs associated with internalizing the management contract.  Of this amount, $183.2 million ($2.18 per trust unit) was paid to unitholders, representing 68% of funds flow, $55.1 million ($0.66 per trust unit) was used to pay the costs associated with the internalization of management and $31.2 million ($0.37 per trust unit) was retained for debt reduction.

After taking into account the costs related to the internalization of management, the distributions to unitholders for the three and six-month periods ended June 30, 2003 represent 140% and 85% of funds flow from operations respectively.

Management monitors the Fund’s distribution payout policy with respect to forecast cash flows, debt levels, and spending plans.   Management is prepared to adjust the payout levels in an effort to balance the investor’s desire for distributions with the Fund’s requirement to maintain a prudent capital structure.

The following table reconciles Enerplus’ “Funds Flow from Operations” with the cash available for distribution to unitholders.

Reconciliation of Cash Available for Distribution for the Period	Three Months ended June 30,		Six Months ended June 30,
($ millions except per trust unit amounts)	2003	2002	2003	2002

Funds flow from operations before internalization of management contract	$122.2	$75.2	$269.5	$131.3
Management internalization costs	(55.1)	—	(55.1)	—
Funds flow from operations	67.1	—	214.4	—
Cash withheld for debt reduction	—	75.2	(31.2)	131.3
Additional debt used to fund internalization	27.0	—	—	—
Accruals (1)	—	1.9	—	4.8
Cash available for distribution	$94.1	$58.7	$183.2	$106.1
Cash available for distribution per trust unit	$1.11	$0.84	$2.18	$1.52

(1) Pursuant to the 2002 Royalty Agreement with Enerplus Resources Corporation, the royalty paid to the Fund was determined on a cash basis. Accordingly, the change in accrued net revenues for the period is added back to funds flow for purposes of this reconciliation.  The Royalty Agreement was amended in 2003 to reflect the accrual basis of accounting.

Capital Expenditures

Capital Expenditures	Three Months ended June 30,		Six Months ended June 30,
($ millions)	2003	2002	2003	2002

Development drilling and recompletions	$28.8	$12.2	$57.0	$30.5
Plant and facilities	6.2	9.2	13.1	19.8
Land and seismic	0.8	0.5	2.0	1.7
Sub-total	35.8	21.9	72.1	52.0
Office	0.3	2.0	0.6	2.9
Sub-total	36.1	23.9	72.7	54.9
Acquisitions of oil and gas properties	3.0	1.7	24.6	22.9
Acquisition of PCC	—	—	165.8	—
Dispositions of non-core oil and gas properties	(32.6)	(1.9)	(44.9)	(2.1)
Total Net Capital Expenditures	$6.5	$23.7	$218.2	$75.7

Enerplus spent $36.1 million and $72.7 million on capital expenditures including development drilling, plant and facility projects for the three and six months ended June 30, 2003, respectively, compared to $23.9 million and $54.9 million for the corresponding periods in 2002.

Enerplus drilled 97.6 net wells during the quarter primarily focused in our shallow gas operated development areas and non-operated Joint Venture natural gas oriented projects. $17.4 million was spent on shallow gas projects with an additional $24.1 million spent on Joint Venture projects.  The remainder was spent on oil projects and other natural gas oriented operated projects.

In addition, acquisitions of $3.0 million and divestments of $32.6 million were incurred during the three months ended June 30, 2003 compared to $1.7 million of acquisitions and $1.9 million of divestments for the same period in 2002. During the six months ended June 30, 2003, acquisitions and divestments totaled $190.4 million and $44.9 million respectively compared to $22.9 million and $2.1 million in 2002.

The $32.6 million of non-core properties divested in the second quarter represented approximately 3.0 MMBOE of reserves and approximately 1,350 BOE/day of production.  The divestments were comprised primarily of the Utikuma property for $9.4 million, a group of southern Alberta properties for $7.9 million and a group of west central and northern Alberta properties for $12.0 million. Enerplus continually pursues divestment opportunities to upgrade its portfolio of properties by monetizing non-core assets.

Liquidity and Capital Resources

Long-term debt at June 30, 2003 was $506.2 million, comprised of $237.9 million of bank indebtedness and $268.3 million of senior unsecured notes.  The $144.6 million increase from December 31, 2002 can be attributed to the acquisitions of PCC and the internalization of the management contract, offset partially with cash from operations withheld for debt repayments.

Financial Leverage and Coverage Ratios	Six months ended June 30, 2003		Year ended December 31, 2002

Long-term debt to EBITDA(1)	1.2	x	1.1	x
EBITDA to interest expense(2)	18.8	x	17.4	x
Long-term debt to long-term debt plus equity	24%		19%

(1)    EBITDA may be used in determining the ability of the Fund to generate cash from operations.  It is calculated from the consolidated statement of income as revenue less operating expenses, general and administrative expenses, management fees and internalization costs.  This measure does not have any standardized meaning as prescribed by GAAP and may not be comparable to similar measures presented by other entities.

(2)    EBITDA to interest expense ratio is based on the first six months of 2003 plus the last six months of 2002.

On May 31, 2003, Enerplus’ borrowing base limit was increased to $850 million from $700 million with respect to its bank credit facilities and senior unsecured debentures, reflecting the Fund’s additional reserves that were recorded at year end along with those acquired through the PCC acquisition during the first quarter. As a result, Enerplus’ bank credit facilities were increased by $150 million from $431.7 million to $581.7 million and are now available under a demand operating line of credit of $31.7 million and a $550.0 million, 364 day revolving committed line of credit.

Subsequent to the end of the second quarter, Enerplus completed an equity offering of 4,900,000 trust units at a price of $30.80 per trust unit for gross proceeds of $150,920,000 ($143,047,000 net of issuance costs). The offering includes the full exercise by the underwriters of their option to purchase an additional 800,000 trust units.  Net proceeds from the offering were used to reduce outstanding indebtedness under existing credit facilities and to fund future acquisitions and capital expenditures, as well as for general corporate purposes.

Trust Unit Information

Enerplus had 83,773,000 trust units outstanding at June 30, 2003 compared to 69,853,000 trust units at June 30, 2002.  The weighted average number of trust units outstanding for the six months ended June 30, 2003 was 83,273,000 (2002 – 69,666,000). During the three months and six months ended June 30, 2003, 556,000 and 884,000 trust units were issued respectively, pursuant to the monthly Distribution Reinvestment and Unit Purchase Plan (“DRIP”) and the trust unit options and rights plans. This resulted in $14.1 million and $22.3 million of additional equity raised by the Fund from these plans for the three and six months ended June 30, 2003 respectively.

Taxability of Distributions

In the current commodity price environment, Enerplus expects that approximately 80% of the distributions paid to Canadian unitholders in 2003 will be taxable and the remaining 20% will be treated as a tax deferred return of capital and it is estimated that approximately 85% of the distributions paid to U.S. unitholders in 2003 will be taxable and the remaining 15% will be treated as non-taxable.

Forward-Looking Statements

This discussion and analysis contains forward-looking statements relating to future events or future performance.  In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions.  These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus.  The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, including the business risks discussed in the MD&A as at and for the years ended December 31, 2002 and 2001, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.  Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Dated August 13, 2003

ENERPLUS RESOURCES FUND

CONSOLIDATED BALANCE SHEET

($ thousands) (Unaudited)	June 30, 2003	December 31, 2002

ASSETS
Current assets
Cash and cash equivalents	$—	$718
Accounts receivable	92,718	92,986
Other current	1,960	1,975
	94,678	95,679

Property, plant and equipment	3,291,804	3,071,298
Accumulated depletion and depreciation	(810,243)	(697,153)
	2,481,561	2,374,145

Deferred charges	1,729	1,807

	$2,577,968	$2,471,631

LIABILITIES
Current liabilities
Accounts payable	$108,404	$79,189
Distributions payable to unitholders	30,998	24,870
Payable to related party (Note 3)	—	19,038
	139,402	123,097

Long-term debt (Note 5)	506,206	361,729
Future income taxes (Note 6)	292,915	340,269
Accumulated site restoration	60,185	59,038
Deferred credits	3,104	4,266
Payable to related party (Note 3)	—	1,400
	862,410	766,702

EQUITY
Unitholders’ capital (Note 2)	2,179,143	2,156,999
Accumulated income	590,280	440,446
Accumulated cash distributions	(1,193,267)	(1,015,613)
	1,576,156	1,581,832

	$2,577,968	$2,471,631

ENERPLUS RESOURCES FUND

CONSOLIDATED STATEMENT OF INCOME

	Three Months Ended June 30		Six Months Ended June 30
($ thousands except per unit amounts) (Unaudited)	2003	2002	2003	2002

REVENUES
Oil and gas sales	$224,520	$153,618	$481,682	$277,122
Crown royalties	(37,118)	(24,735)	(80,524)	(44,852)
Freehold and other royalties	(9,806)	(8,322)	(24,139)	(14,679)
	177,596	120,561	377,019	217,591

EXPENSES
Operating	40,733	30,852	76,512	61,164
General and administrative	5,461	3,368	11,491	6,733
Management fees (Note 3)	620	4,659	3,042	6,355
Management internalization (Note 3)	55,100	—	55,100	—
Interest	5,952	4,033	10,722	7,229
Depletion, depreciation and amortization	59,598	51,806	115,943	106,250
	167,464	94,718	272,810	187,731

Income before taxes	10,132	25,843	104,209	29,860
Capital taxes	1,401	1,478	2,930	2,656
Future income tax recovery (Note 6)	(46,266)	(1,686)	(48,555)	(8,214)
NET INCOME	$54,997	$26,051	$149,834	$35,418

Net income per trust unit
Basic	$0.66	$0.37	$1.80	$0.51

Diluted	$0.66	$0.37	$1.79	$0.51

Weighted average number of Units outstanding (thousands)
Basic	83,462	69,740	83,273	69,666
Diluted	83,745	69,874	83,513	69,762

CONSOLIDATED STATEMENT OF ACCUMULATED INCOME

	Three Months Ended June 30		Six Months Ended June 30
($ thousands) (Unaudited)	2003	2002	2003	2002

Accumulated income, beginning of period	$535,283	$333,937	$440,446	$324,570
Net income	54,997	26,051	149,834	35,418
Accumulated income, end of period	$590,280	$359,988	$590,280	$359,988

ENERPLUS RESOURCES FUND

CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended June 30		Six Months Ended June 30
($ thousands) (Unaudited)	2003	2002	2003	2002
OPERATING ACTIVITIES
Net income	$54,997	$26,051	$149,834	$35,418
Depletion, depreciation and amortization	59,598	51,806	115,943	106,250
Future income tax recovery (Note 6)	(46,266)	(1,686)	(48,555)	(8,214)
Site restoration and abandonment costs incurred	(1,180)	(986)	(2,790)	(2,107)
Funds flow from operations	67,149	75,185	214,432	131,347
Decrease in non-cash operating working capital	2,764	10,413	5,762	26,281
	69,913	85,598	220,194	157,628
FINANCING ACTIVITIES
Issue of trust units, net of issue costs (Note 2)	14,055	3,582	22,144	6,683
Cash distributions to unitholders	(92,814)	(58,618)	(177,654)	(103,871)
Increase (decrease) in bank credit facilities (Note 5)	11,563	(2,989)	144,477	28,220
Payment to related party (Note 3)	(1,273)	(128)	(1,400)	(256)
Deferred charges	—	(1,892)	—	(1,892)
Decrease in non-cash financing working capital	1,855	8,226	6,128	1,300
	(66,614)	(51,819)	(6,305)	(69,816)
INVESTING ACTIVITIES
Property, plant and equipment	(39,016)	(30,383)	(97,347)	(83,330)
Proceeds on sale of property, plant and equipment	32,564	1,920	44,964	2,138
Corporate acquisitions (Note 4)	—	—	(165,815)	—
Decrease (increase) in non-cash investing working capital	2,783	(5,472)	3,591	(6,236)
	(3,669)	(33,935)	(214,607)	(87,428)

Increase (decrease) in cash	(370)	(156)	(718)	384
Cash, beginning of period	370	1,519	718	979
Cash, end of period	$—	$1,363	$—	$1,363

SUPPLEMENTARY CASH FLOW INFORMATION
Cash income taxes paid	$—	$—	$—	$—
Cash interest paid	$9,269	$3,601	$10,548	$7,384

CONSOLIDATED STATEMENT OF ACCUMULATED CASH DISTRIBUTIONS

	Three Months Ended June 30		Six months Ended June 30
($ thousands) (Unaudited)	2003	2002	2003	2002

Accumulated cash distributions, Beginning of period	$1,100,453	$823,245	$1,015,613	$777,992
Cash distributions to unitholders	92,814	58,618	177,654	103,871
Accumulated cash distributions, end of period	$1,193,267	$881,863	$1,193,267	$881,863

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars) (Unaudited)

1.                                      SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Enerplus Resources Fund (“Enerplus” or the “Fund”) have been prepared by management following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002.  The note disclosure requirements for annual financial statements provide additional disclosure to that required for these interim statements. Accordingly, these interim statements should be read in conjunction with the Fund’s consolidated financial statements for the year ended December 31, 2002. Prior year amounts have been adjusted to reflect current period presentation.

2.                                      FUND CAPITAL

(a)                                  Unitholders’ Capital

Authorized:  Unlimited Number of Trust Units

	Six months ended June 30, 2003		Year ended December 31, 2002
Issued: (thousands)	Units	Amount	Units	Amount

Balance, beginning of period	82,898	$2,156,999	69,532	$1,826,507
Redemption of units	(9)	(157)	—	—
Issued for cash:
Pursuant to public offerings	—	—	12,709	314,624
Pursuant to option and rights plans	562	13,422	140	2,844
Distribution Reinvestment & Unit Purchase Plan	322	8,879	486	12,284
Issued for acquisition of property interests	—	—	31	740
Balance, end of period	83,773	$2,179,143	82,898	$2,156,999

On July 17, 2003, Enerplus completed an equity offering of 4,900,000 trust units at a price of $30.80 per trust unit for gross proceeds of $150,920,000 ($143,047,000 net of issuance costs), which includes the full exercise by the underwriters of their option to purchase an additional 800,000 trust units. Net proceeds from the offering were used to reduce outstanding indebtedness under existing credit facilities and to fund future acquisitions and capital expenditures, as well as for general corporate purposes.

(b)                                  Trust Unit Rights Incentive Plan

As at June 30, 2003, a total of 1,723,000 rights, representing 2.1% of the total trust units outstanding were outstanding pursuant to the Trust Unit Rights Incentive Plan (“Rights Plan”) of which 140,000 were exercisable. Under the Rights Plan, distributions per trust unit to unitholders in a calendar quarter which represent a return of more than 2.5% of the net property, plant and equipment of Enerplus at the end of such calendar quarter result in a reduction in the exercise price of the rights. Results from the first and second quarters of 2003 reduced the exercise price by $0.31 (effective July 2003) and $0.38 per trust unit (effective October 2003) respectively.

The exercise price of the rights granted under the Fund’s Rights Plan may be reduced in the future.  The amount of the price reduction of the rights cannot be reasonably determined as it is dependent on a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of the amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment.  Accordingly, it is not possible to determine a fair value for the rights granted under this plan.

Compensation costs for pro forma disclosure purposes have been determined based on the excess of the trust unit price over the reduced exercise price of the rights at the date of the financial statements.  For the three and six months ended June 30, 2003, net income would be reduced by $1,137,000 ($0.01 per trust unit) and $1,487,000 ($0.02 per trust unit) respectively, for the estimated compensation cost associated with the rights granted under the Rights Plan on or after January 1, 2002.

Activity for the rights issued pursuant to the Rights Plan is as follows:

	Six months ended June 30, 2003		Year ended December 31, 2002
(thousands except per Unit amounts)	Number of Rights	Weighted Average Exercise Price (1)	Number of Rights	Weighted Average Exercise Price

Rights outstanding at beginning of period	2,028	$25.11	1,318	$24.50
Granted	295	30.36	873	26.18
Exercised	(466)	24.11	(22)	24.31
Cancelled	(134)	25.15	(141)	24.44
Outstanding at end of period	1,723	25.96	2,028	25.11
Rights exercisable at end of period	140	$24.18	571	$24.31

(1)  Exercise price reflects grant prices less reduction in strike price discussed above

The following table summarizes information with respect to outstanding Trust Unit Rights as at June 30, 2003:

(thousands)	Rights Outstanding at June 30, 2003	Adjusted Exercise Prices	Expiry Date Dec. 31,	Rights Exercisable June 30, 2003

	655	$23.97	2007	124
	13	$25.04	2008	3
	39	$25.99	2008	13
	60	$26.99	2008	—
	661	$25.89	2008	—
	147	$27.70	2009	—
	148	$33.00	2009
	1,723	$25.96		140

(c)                                  Trust Unit Option Plan

As at June 30, 2003, 26,000 options issued and exercisable pursuant to the Trust Unit Option Plan were outstanding, representing a negligible amount of the total trust units outstanding. These options are exercisable at an average price of $21.42 and expire December 31, 2004.  During the six months ended June 30, 2003, 96,000 options were exercised at a weighted average price of $22.05 and 1,000 options were canceled at a weighted average price of $22.90.

No new options have been granted under the Trust Unit Option Plan as this plan was superseded by the Trust Unit Rights Incentive Plan discussed above.

3.                                      RELATED PARTY TRANSACTIONS

On April 23, 2003, following the receipt of unitholder approval, the Fund internalized its management contract by acquiring all of the outstanding shares of the former management company, Enerplus Global Energy Management (“EGEM”), from an indirect subsidiary of El Paso Corporation (“El Paso”) for total consideration including costs associated with the transaction of $55,100,000 before working capital, which amounted to $1,948,000.

The $55,100,000 consideration was expensed during the second quarter of 2003 in connection with the acquisition and consisted of a cash payment of $48,898,000 to acquire all of the outstanding common shares of EGEM, $4,700,000 of retention bonuses to be provided to the management and employees of the Fund, and $1,502,000 of costs associated with the transaction.

Prior to the acquisition, the Fund paid management fees to EGEM of 2.75% of net operating income and performance fees based on the total return of the Fund and its relative performance as compared to other senior conventional oil and gas trusts. During 2002, management and performance fees totaled $21,576,000.  In conjunction with the acquisition, El Paso agreed to fix the management fee for the period January 1, 2003 to April 23, 2003 at an amount of $3,200,000 of which $620,000 was recognized in the second quarter of 2003. The acquisition results in the elimination of all fees under the management contract.

Pursuant to a share purchase agreement dated June 21, 2001, the Fund acquired all of the outstanding common shares of Enerplus Resources Corporation (“ERC”) from EGEM resulting in ERC becoming a wholly-owned subsidiary of Enerplus.  Consideration for the shares was $2,545,000 and was payable over five years or $127,000 per quarter, through a reduction of management fees. As a result, for the six months ended June 30, 2003, the fixed management fee of $3,200,000 was reduced by $158,000, reflecting the period to April 23, 2003. At June 30, 2003, the note was eliminated as a result of the acquisition of EGEM.

In prior years, Enerplus had entered into financial instrument contracts at market rates with an indirect subsidiary of El Paso Corporation, who prior to April 23, 2003, was the ultimate parent of EGEM.  These contracts are outlined in Note 7.

4.                                      CORPORATE ACQUISITIONS

PCC Energy Inc. and PCC Energy Corp.

On March 5, 2003, the Fund executed an agreement to purchase all of the outstanding shares of PCC Energy Inc. and PCC Energy Corp. (collectively, “PCC”), which immediately prior to the acquisition were wholly-owned Canadian subsidiaries of U.S.-based PetroCorp Incorporated, for cash consideration of $165,815,000.  Available lines of credit financed the acquisition that is being accounted for using the purchase method of accounting for business combinations. A portion of the properties acquired through the acquisition of PCC are subject to a royalty arrangement that is structured as a net profits interest with a private U.S. company. Results from the operations of PCC, after reduction for the net profits interest, have been included in the Fund’s consolidated financial statements subsequent to March 5, 2003.

The allocation to the fair value of the assets acquired and liabilities assumed, plus the future tax costs are summarized as follows:

($ thousands)
Property, plant and equipment	$168,123
Cash	8,846
Working capital deficiency	(9,953)
Future income taxes	(1,201)
$165,815

5.                                      LONG-TERM DEBT

($ thousands)	June 30, 2003	December 31, 2002
Bank credit facilities	$237,878	$93,401
Senior unsecured notes	268,328	268,328
Total long-term debt	$506,206	$361,729

On May 31, 2003, the Fund’s borrowing base was increased by $150,000,000 to $850,000,000 reflecting the additional value of Enerplus’ proven oil and natural gas reserves since the last such review.  Accordingly, the revolving committed line and the demand operating line under the Fund’s Bank credit facilities were increased to $550,000,000 and $31,672,000 from $402,000,000 and $29,672,000 respectively.

6.                                      INCOME TAXES

For the three months ended June 30, 2003, a future income tax recovery of $46,266,000 was recorded in income as compared to a recovery of $1,686,000 for the same period in 2002.  For the six months ended June 30, 2003, a future income tax recovery of $48,555,000 was recorded in income compared to a recovery of $8,214,000 for the same period in 2002. The increase for the three and six months ended June 30, 2003 to comparable periods in 2002 is primarily a result of the recent changes, substantively enacted as of June 30, 2003, to decrease income tax rates from 28% to 21% by the year 2007. These changes also provide for the deduction of crown royalties and eliminate the deduction for resource allowance resulting in a future income tax recovery of $35,800,000 included with earnings during the second quarter of 2003.

7.                                      FINANCIAL INSTRUMENTS

The Fund’s financial instruments that are included in the consolidated balance sheet are comprised of current assets, current liabilities, bank credit facilities, and the senior unsecured notes. The fair market values of the current assets and liabilities approximate their carrying amount due to the short-term maturity of these instruments. The carrying value of the bank credit facilities approximate their fair value as the majority of borrowings are made through short-term banker’s acceptances. The fair value of the senior unsecured notes is approximately $268,232,000, which represents the discounted net present value of the future U.S. dollar interest and principal payments based on current interest and foreign exchange rates.  The Fund is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.  The Fund uses various types of financial instruments to manage these market risks. The fair values of these instruments are based on an approximation of the amounts that would have been paid to or received from counterparties to settle the instruments outstanding as at June 30, 2003 with reference to forward prices and mark-to-market valuations provided by independent sources. The Fund may be exposed to losses in the event of default by the counterparties to these instruments. This credit risk is controlled by the Fund through the selection of financially sound counterparties.

Interest Rate and Cross Currency Swaps

During the second quarter, in an effort to maintain a portion of debt at fixed rates, Enerplus extended the term of its interest rate swaps on $75,000,000 of debt for an additional year.  Accordingly, as at June 30, 2003, the Fund held interest rate swaps on $90,000,000 of notional debt at rates varying from 3.74% to 5.96%.  Effective September 2003 the Fund will have interest rate swaps on $75,000,000 of notional debt at rates varying from 3.74% to 4.70% for varying terms that extend to June 2006.

The mark-to-market value of the interest rate swaps described above as at June 30, 2003 represents an unrealized cost of $2,180,000.  The mark-to-market value of the cross currency swap related to the Senior Unsecured Notes as at June 30, 2003 represents an unrealized cost of $96,000.

Crude Oil Instruments

Enerplus has entered into the following financial option contracts that are designed to reduce a downward impact of crude oil prices. The mark-to-market value of the financial crude oil contracts outstanding as at June 30, 2003 reflects an unrealized cost of $9,588,000.

The following table summarizes the Fund’s crude oil risk management positions at June 30, 2003:

		WTI US$/bbl
Term	Daily Volumes bbls/day	Sold Call	Purchased Put	Sold Put

Jul. 1, 2003 – Sep. 30, 2003
3-Way option	1,000	$32.00	$28.00	$23.75
Oct. 1, 2003 – Dec. 31, 2003
3-Way option	1,000	$30.00	$28.00	$23.95
Jul. 1, 2003 – Sep. 30, 2004
3-Way option	1,500	$29.00	$22.00	$19.25
Jul. 1, 2003 – Sep. 30, 2004
3-Way option	1,500	$30.00	$23.00	$20.00
Jul. 1, 2003 – Dec. 31, 2003
3-Way option	1,500	$27.00	$19.50	$17.00
3-Way option	1,500	$28.00	$20.15	$17.00
3-Way option	1,500	$28.51	$22.00	$19.50
Jul. 1, 2003 – Jun. 30, 2004
3-Way option	1,500	$28.00	$22.50	$19.60
3-Way option	500	$28.00	$22.50	$19.90
Jul. 1, 2003 – Dec. 31, 2004
3-Way option	1,500	$29.50	$22.00	$20.00
Jan. 1, 2004 – Dec. 31, 2004
3-Way option	1,000	$28.10	$23.00	$20.50
3-Way option	1,000	$28.50	$25.00	$22.00
3-Way option	1,400	$28.00	$23.00	$19.50
Jul. 1, 2004 – Jun. 30, 2005
3-Way option(1)	1,500	$28.00	$24.00	$21.00

(1) Financial option transactions entered into during the second quarter of 2003.

Natural Gas Instruments

Enerplus has the following physical and financial contracts in place on its gross natural gas production as described below. The mark-to-market value of the financial natural gas contracts outstanding as at June 30, 2003 reflects an unrealized cost of $30,355,000.

The following table summarizes the Fund’s natural gas risk management positions at June 30, 2003:

		AECO$/Mcf CDN$
Term(1)	Daily Volumes MMcf/d	Sold Call	Purchased Put	Sold Put	Fixed Price and Swaps	Escalated Price

Jul. 1, 2003 – Oct. 31, 2003
Physical	2.8	—	—	—	$2.64	—
Collar (2)	7.1	$5.27	$3.69	—	—	—
Put (2)	7.1	—	$3.69	—	—	—
Jul. 1, 2003 – Dec. 31, 2003
Physical	2.0	—	—	—	—	$2.23
3-way option	9.5	$7.91	$4.27	$3.17	—	—
Swap	5.7	—	—	—	$5.80	—
Jul. 1, 2003 – Jun. 30, 2004
3-way option	9.5	$7.39	$4.75	$3.17	—	—
Jul. 1, 2003 – Sep. 30, 2004
3-way option	9.5	$6.67	$4.75	$3.17	—	—
3-way option	9.5	$7.39	$4.75	$3.69	—	—
Jul. 1, 2003 – Oct. 31, 2006
Swap	9.5	—	—	—	$5.47	—
Swap	4.8	—	—	—	$5.25	—
Swap	4.8	—	—	—	$5.24	—
Swap	4.8	—	—	—	$5.28	—
Jul. 1, 2003 – Oct. 31, 2003
Collar	4.8	$6.33	$4.75	—	—	—
Collar	4.8	$6.18	$4.75	—	—	—
Jul. 1, 2003 – Dec. 31, 2004
3-way option	9.5	$7.91	$5.80	$4.22	—	—
Jul. 1, 2003 – Oct. 31, 2004
Swap	3.8	—	—	—	$2.90	—
Jan. 1, 2004 – Dec. 31, 2004
Swap	2.8	—	—	—	$5.51	—
2004-2010
Physical	2.0	—	—	—	—	$2.52

(1)          No new natural gas instruments were entered into during the second quarter of 2003.

(2)          The counterparty to these natural gas collars and puts is a subsidiary of El Paso Corporation which prior to April 23, 2003 was the ultimate parent of EGEM (refer to Note 3). The option premiums for these instruments are $678,000 and are being amortized over their remaining terms.

8.                                      COMMITMENT

Enerplus has an office lease commitment that extends to November 30, 2009.  Annual costs of this lease commitment amount to approximately $3,500,000.

A complete copy of the Second Quarter Report for 2003 will be available at www.enerplus.com on Monday, August 18, 2003.  For further information and a complete copy of the 2nd Quarter Report for 2003, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans” and similar expressions, are forward-looking information that represents management of Enerplus’ internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus.  The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus’ filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Enerplus disclaims any responsibility to update these forward-looking statements.

Eric P. Tremblay

Senior Vice-President, Capital Markets